

October 22, 2012

Via E-mail
Virginia K. Sourlis
President and Director
Savvy Business Support Inc.
The Courts of Red Bank
130 Maple Ave., Suite 9B2
Red Bank, NJ 07701

     Re: Savvy Business Support Inc.
              Amendment No. 1 to Registration Statement on Form S-1
              Filed October 16, 2012
              File No. 333-184110

Dear Ms. Sourlis:

      We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 4 from our letter dated October 16, 2012. Please tell us what consideration the company has given to a material risk stemming from Ms. Sourlis' charge by the SEC as disclosed in the Legal Proceedings section. Specifically, discuss your analysis as to how this litigation may materially affect your business operations and financial results. Revise your disclosure to include a risk factor as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Phil Magri, Esq.
        The Sourlis Law Firm